FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February, 2003
Commission File Number 1-12838

Bema Gold Corporation
(Translation of registrant’s name into English)

Suite 3100, 595 Burrard Street
Vancouver, British Columbia, Canada, V7X 1J1
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F ______     Form 40-F      X

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______________

          Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______     No      X

          Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______     No      X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
_____

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Bema Gold Corporation

Dated:	February 19, 2003	By	/s/ Roger Richer
Roger Richer
Vice President, Administration, General
Counsel, Secretary and Director

News Release Bema Releases Results From Refugio Drill Program

February 17, 2003	FOR IMMEDIATE RELEASE

Bema Gold Corporation (“Bema or “the Company”) is pleased to announce that the Phase I drill program at the 50% owned Refugio Mine has returned positive results that will significantly increase the mine life. The Refugio Mine, which was placed on care and maintenance in May 2001 due to low gold prices, previously had four years of reserves remaining at the Verde deposit.

Phase I and II of the program consists of approximately 40,000 metres of drilling and was undertaken to convert the resources into reserves and determine the ultimate size of the Verde deposit which remains open at depth. In addition, further drilling was carried out at the nearby Pancho deposit to further test the deposit where an inferred resource of 1.6 million ounces of gold had been previously identified.

Forty-two diamond drill holes totaling 8742 metres have been completed at Verde, with several holes containing ore grade intersections. Some of the more significant results are listed below.

PHASE 1 RESULTS – VERDE EAST

Header Hole ID	Total Depth (m)	From (m)	To (m)	Interval (m)	Gold (g/t)
V8A	150	0	150	150	1.16
V11A	210	8	206	198	1.29
V5NWA	207	6	206	200	0.89
V6NWA	210	12	138	126	1.14
V6NWC	107	6	106	100	1.20
V7NWA	221	6	220	214	0.83

PHASE 1 RESULTS – VERDE WEST
Header Hole ID	Total Depth (m)	From (m)	To (m)	Interval (m)	Gold (g/t)
V16C	225	90	210	120	1.77
V18B	170	2	170	168	1.36
V20B	270	6	168	162	1.17
V11NWA	280	3	280	277	1.10
V11NWB	244	28	230	202	1.06
V12NWD	220	6	220	214	1.30

Drilling at the Verde deposit is ongoing with another 11,000 metres scheduled to be completed by the end of April.

At the Pancho deposit, 35 reverse circulation drill holes (6878 metres) and 5 diamond drill holes (1237 metres) have been completed. Some of the significant results from phase I are listed below.

PHASE 1 RESULTS – PANCHO

Header Hole ID	Total Depth (m)	From (m)	To (m)	Interval (m)	Gold (g/t)
P3B	270	162	270	108	0.99
P4B	190	26	174	148	1.11
P4F	270	56	270	214	0.84
P5A	150	0	150	150	1.17
P5G	180	0	180	180	0.90
P6D	186	0	186	186	0.89

Several of the holes at both Verde and Pancho ended in mineralization indicating that the deposits remain open at depth. Results from phase II of this program will be released as they are available. An economic study based on this program will be completed in the third quarter of this year with a goal of recommencing full production at Refugio in early 2004.

On behalf of BEMA GOLD CORPORATION

“Clive T. Johnson”

Chairman, C.E.O., & President

For more information on Bema Gold and the remaining drill results, collar coordinates and azimuth please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com. Barry Gilles of Kinross Gold Corporation is the “Qualified Person” on this project.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release, Bema Gold Corporation trades on The Toronto and American stock exchanges. Symbol: BGO.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

News Release Bema Closes EAGC Business Combination/Corporate Update 2003

February 17, 2003	FOR IMMEDIATE RELEASE

Bema Gold Corporation (“Bema or “the Company”) would like to update its shareholders on recent developments and planned corporate activity for 2003.

EAGC Business Combination

Bema is pleased to announce that it has completed the business combination agreement with EAGC Ventures Corp. Bema now owns 100% of the Petrex Gold Mines located in East Rand, South Africa. This combination with EAGC more than doubles Bema’s projected annual production in 2003 to approximately 280,000 ounces of gold. In order to complete this business combination, the Company has issued one common share of Bema for every one common share outstanding of EAGC for a total of approximately 62 million common shares. Bema has also closed the sale of its special warrants of EAGC for gross proceeds of CDN$26.8 million.

Bema and its affiliates are scheduled to drill eight projects around the world during the coming year. The following is a list of the Company’s current assets with a brief recap of 2002 and an update on planned activity for 2003.*

* excluding Bema’s affiliate interests and the Refugio Mine which will be commented on separately

Julietta Mine, Russia

In 2002, the Julietta Mine produced 109,040 ounces of gold with operating cash costs of US$115 per ounce and total cash costs of $159 per ounce*. Julietta is projected to produce 116,000 ounces of gold in 2003 with operating cash costs of $110 per ounce and total cash costs of $155 per ounce.

Bema conducted an extensive exploration program at Julietta during 2002 consisting of diamond drilling, bulldozer trenching, geological mapping and geochemical sampling. Diamond drilling consisted of 65 surface holes totaling 10,123 metres and 58 underground holes totaling 4275 metres. The 2002 drilling was intended to upgrade inferred resources, test new veins and extend known mineralization while the underground drilling tested the V-6, V-1a and b veins and the V-2 vein. Based on the success of this drill program the Company believes it has replaced all of the ore mined in 2002. A new resource and reserve study is currently being prepared and results will be released when the study is complete.

Bema completed 16 trenches over 3,500 metres at Julietta in 2002 and discovered two new veins, V-18 and V-19. The V-19 vein contained chip sample values up to 44.61 grams per tonne (g/t) gold and 753.5 g/t silver over 3.5 metres and the V-18 vein contains chip samples of up to 104.4 g/t gold and 187.2 g/t silver over 0.4 meters. The veins have been extended for up to 550 metres at surface. A 10,000 metre surface diamond drill program is planned to upgrade resources in 2003 and will include drill testing of these veins while an additional 7,500 metres of infill and underground drilling is planned for the V-2, V-4 and V-5 veins. An exploration drift will be commenced in mid year to explore the V-4, V-5 veins.

*unaudited financial results

Cerro Casale, Chile

The Cerro Casale Project is a joint venture between Bema (24%) Arizona Star Resource Corp. (25%) and Placer Dome Ltd. (51%). Cerro Casale is one of the largest undeveloped gold and copper projects in the world and contains mineable proven and probable reserves of 23 million ounces of gold and 6 billion pounds of copper. Placer has completed a bankable feasibility study on the project, secured water rights and received approval of the Environmental Impact Study. Upon making a positive production decision, Placer must arrange and guarantee up to US$1.3 billion of project financing and commence construction of the mine in order to retain their 51% interest. The joint venture partners plan to meet in the near term to review the technical parameters and financability of the Cerro Casale project.

Kupol Project, Russia

In October 2002, Bema announced that it had entered into a letter of intent with the government of the Chukotka in North East Russia to acquire up to a 75% interest in the high grade Kupol gold and silver project. The Kupol project hosts a large epithermal gold and silver vein system that is up to 30 metres wide with significant values over a true width of up to 15 metres. The vein system has been defined by a Russian operator using geological mapping, diamond drilling, trenching, geochemistry and geophysics over 4 kilometers of strike length and remains open along strike and at depth.

The Kupol vein system has been explored by a Russian operator and is defined by approximately 35 trenches over 3 kilometers of strike length with a width of up to 30 metres. Several high grade intercepts occur along an 1800 metre section including; 183.4 grams per tonne (g/t) gold and 2557.5 g/t silver over 11.8 metres in trench K-16 and 154.8 g/t gold and 548.8 g/t silver over 9 metres in trench K-34. The average grade from the trenching program over this 1800 metre section is 37.5 grams per tonne gold and 325 grams per tonne silver.

Drilling at Kupol is scheduled to commence in May 2003 using two Russian drill rigs and two Canadian rigs. Bema plans to spend approximately US$8 million on exploration in 2003, which includes 26,200 metres of drilling and extensive trenching. Bema’s management believes that the Kupol property has the potential to host a multi-million ounce high grade gold and silver deposit that could be exploited by both open pit and underground mining.

Monument Bay, Manitoba, Canada

Based on exploration work to date, Bema has identified a high grade resource of 300,000 ounces of gold with an average grade of 18.5 grams per tonne at the Monument Bay project located in North Eastern Manitoba. The bulk of the resource is located within the Twin Lakes Zone, however, the recently completed drill program targeted two areas outside this main zone. The program consisted of 11 holes, totaling 2,729 metres and was successful in extending the structure of the Seeber West Zone and discovering a new zone called Twin Lakes West.

Results from the new Twin Lakes West Zone are encouraging as this zone occurs 500 meters west of the main Twin Lakes Zone and appears to represent another mineralized shoot that has similar geometry to the main Twin Lakes Zone identified in the winter 2002 program. The Twin Lakes West Zone has been drill tested with three holes and remains open in all directions.

In January, Bema Gold commenced a 10,000 meter drill program which will focus on the Twin Lakes Zone, the Twin Lakes West Zone and possibly two or three regional targets within the belt.

Divisadero, El Salvador

In August, 2002 Bema signed a letter of intent with Intrepid Minerals Corporation for an option to earn up to 75% of the high grade Divisadero gold and silver property in El Salvador. The Divisadero property hosts the Carolina ore shoot, where mining prior to 1920, and again for a limited time in the late 1970’s, focused on a bonanza vein approximately 100 meters long, averaging 8 meters wide, with reported grades of approximately 18 grams/tonne gold and 1080 grams/tonne silver. Based on historic data as well as recent surface mapping and sampling by Intrepid, Bema believes the Divisadero Property has the potential to host multiple high grade vein targets as well as surface-mineable bulk tonnage stockwork zones. The Company plans to commence drilling at Divisadero in mid to late February 2003.

Bema intends to continue to create value for its shareholders in 2003 through increased gold production, growth from our existing Chilean assets and aggressive exploration. The company currently has approximately 9 million ounces of gold reserves and 7.5 million ounces of gold resources with a strong cash position of approximately US$30 million.

On behalf of BEMA GOLD CORPORATION

"Clive T. Johnson"

Chairman, C.E.O., & President

For further information on Bema Gold please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release, Bema Gold Corporation trades on The Toronto and American stock exchanges. Symbol: BGO.

None of the securities described herein have been or will be registered under the U.S. Securities Act of 1933 as amended and such securities may not be offered or sold in the U.S. or to or for the account of a U.S. person in the absence of such registration or an exemption therefrom. Some of the statements contained in this release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include statements regarding: the Company’s projections regarding annual gold production in future periods. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties such as: risks relating to estimates of reserves, mineral deposits and production costs; mining and development risks; the risk of commodity price fluctuations; political and regulatory risks; and other risks and uncertainties detailed in the Company’s Form 40-F Annual Report for the year ended December 31, 2001, which has been filed with the Securities and Exchange Commission, and the Company’s Renewal Annual Information Form for the year ended December 31, 2001, which is an exhibit to the Company’s Form 40-F and is available at the Canadian Depository for Securities Web site. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.